The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

August 26, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding The Sumitomo Trust & Banking enters into formalized strategic relationship with FRM Holdings Limited

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 9/31

08/26/05 9:27AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Junichi Sayato
Title: General Manager

08/26/05 9:27AM

August 26, 2005

The Sumitomo Trust & Banking Co., Ltd.

The Sumitomo Trust & Banking enters into formalized strategic relationship with FRM Holdings Limited

The Sumitomo Trust & Banking Co., Ltd (STB) announced today that it has entered into a strategic relationship with FRM Holdings Limited, the holding company of the Financial Risk Management Limited, one of the leading international fund of hedge funds companies based in the United Kingdom.

1. Details of the strategic relationship (Business alliance and equity ownership)

(1) Main contents of the business alliance

- To enhance the longstanding relationship, the two parties will formalize a strategic relationship agreement.
- By cooperating with FRM in developing and improving products, STB will be well prepared for offering products that meet the needs of investors such as Japanese pension funds.
- Two parties have agreed on a process for providing STB a portion of future capacity in FRM Group funds, which will secure STB's capability to furnish its clients with products.

(2) Main contents of the equity ownership

- STB will initially invest in 2.5% of the common shares of FRM Holdings Limited. STB is considering additional investments (up to 10%).

2. Purpose of the Agreement

Two parties have enjoyed a close relationship by offering hedge fund products to Japanese investors and have received reputation of being the pioneer in sales of hedge fund products in Japan. Integrating its marketing power using consulting expertise and FRM's superior hedge fund products, two parties will further enhance their capacity of offering solutions to investors.

<For reference>

<u>About FRM</u>

FRM is an international hedge fund of funds that serves institutional investors and manages approximately $13 billion in assets. Founded in 1991 by Blaine Tomlinson, FRM now has over 230 employees world-wide with offices in London, New York, San Diego, Guernsey, Sydney and Tokyo.

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654